U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI  53202

March 7, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	SERIES PORTFOLIOS TRUST (THE “TRUST”) Securities Act Registration No: 333-206240
Investment Company Act Registration No: 811-23084

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 29 to the Trust’s Registration Statement on Form N‑1A, filed on December 15, 2017.  I further request withdrawal of Post-Effective Amendment No. 35 to the Trust’s Registration Statement on Form N-1A, filed on February 27, 2018.

Post-Effective Amendment No. 29 was filed Pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of registering two new series to the Trust: Equable Shares Small Cap Fund Series 1 and Equable Shares Small Cap Fund Series 2 (the “Funds”). Post-Effective Amendment No. 35 was filed Pursuant to Rule 485(b)(1)(iii) under the 1993 Act for the sole purpose of extending the effective date of Post-Effective Amendment No. 29. The Trust is filing this application for withdrawal of Post-Effective Amendment Nos. 29 and 35 as the Trust submitted a new Post‑Effective Amendment for review for the Funds: Post-Effective Amendment No. 39, filed on March 2, 2018.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment Nos. 29 and 35 has been signed by the President of the Trust this 7th day of March, 2018.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel Spearo, the Trust’s Secretary, at (414) 765-5208.

Sincerely,

/s/ John J. Hedrick

John J. Hedrick
President
Series Portfolios Trust